UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2018

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Transaction in Own Shares, dated 12 October 2018

Micro Focus International plc
12 October 2018

Transaction in own shares

Micro Focus International plc (the "Company") announces that on 11 October 2018 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $200 million share buyback programme, details of which were announced on 29 August 2018.

Description of shares: Micro Focus International plc - ordinary shares of 10 pence

Number of shares repurchased: 350,612

Date of transaction: 11 October 2018

Time of transaction: 08.00 - 16.46

Volume weighted average price paid per share: 1,344.05 pence

Lowest price paid per share: 1,322.50 pence

Highest price paid per share: 1,360.50 pence

Broker: Citigroup Global Markets Limited ("Citi")

Of the ordinary shares purchased by the Company, 50,000 ordinary shares were purchased through Citi acquiring ADRs representing ordinary shares of the Company on the New York Stock Exchange, cancelling the ADRs in return for the underlying ordinary shares and selling the underlying ordinary shares to the Company.

Aggregated information on shares purchased according to trading venues:

Venue	Volume weighted Average Price (GBp)	Aggregated Volume
XLON	1344.6789	234,253
CHIX	1342.6583	56,359
BATE	1342.8957	60,000

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 429,072,718 (excluding Treasury shares), and the Company will hold 7,702,423 ordinary shares in Treasury.

The figure of 429,072,718 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8577D_1-2018-10-12.pdf

For further information, please contact:

Micro Focus International plc

Tim Brill, IR Director                                                                                       Tel: +44 (0) 1635 32646

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 12 October 2018

Micro Focus International plc

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer